UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA hereby communicates relevant information relating to the free-of-charge capital increase resolved by the General Meeting of BBVA shareholders held on
11th March 2011, under agenda item five, section 5.2, by which a system of flexible shareholder remuneration called "Dividend Option" is to be instrumented.  Accompanying this relevant event notice is an information note which indicates the expected timetable and other matters related to the Dividend
Option.

Madrid, 15th September 2011

INFORMATION NOTE

The General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders, under agenda item five, section 5.2, approved a free-of-charge capital increase for the instrumentation of the system of shareholder remuneration called "Dividend
Option", which permits shareholders to elect to receive the amount corresponding to one of the traditional cash dividends of 2011 in BBVA shares or, at their election, in cash.

The execution of such free-of-charge capital increase will be proposed for consideration by BBVA’s Board of Directors at its 27th September 2011 meeting, with the effect that the Dividend Option could be implemented during October, generally coinciding with the typical dates of payment of the second interim dividend.

If BBVA’s Board of Directors approves the execution of such free-of-charge capital increase, it is expected to be executed in accordance with the following timetable:

• 27th September 2011: Communication of the number of rights necessary to receive one new share, and the definitive price at which BBVA has committed to purchase rights.

• 29th September 2011 (23:59 Madrid time): Record date for allocation of rights.

• 30th September 2011: Rights trading period begins in Spain.

• 10th October 2011: Deadline for requesting payment in cash (sale of rights to
BBVA).

• 14th October 2011: Rights trading period ends.

• 19th October 2011: Payment date to shareholders who have requested payout in cash (sale of rights to BBVA).

• 21st October 2011: New shares allocated to shareholders.

• 24th October 2011: Initiation of ordinary trading of the new shares on the
Spanish exchanges , subject to obtaining all necessary authorisations.

Finally, it is estimated that, assuming BBVA’s Board of Directors approves the execution of such free-of-charge capital increase, the approximate purchase price at which BBVA will purchase rights, in accordance with the formula approved by the General Meeting of BBVA shareholders, will be around 0.10 euros per right.

Madrid, 15th September 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 09/15/2011	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative